SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                            INCENTRA SOLUTIONS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    45326F207
                                    ---------
                                 (CUSIP Number)

                                  June 28, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45326F207
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|
                                                            (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,306,614 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,306,614 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,306,614 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

---------------------------------
         * Based on 13,079,218 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of June 19, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,500,000, which is convertible into Shares, at a conversion rate of $1.40 per Share, subject to certain adjustments (the "Note"), (ii) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments, (iii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iv) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (v) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (vi) a warrant (the "March Warrant") to acquire 417,857 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vii) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 1,071,428 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, and (viii) 149,860 Shares. The Note, Warrants and Option contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 45326F207
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |_|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,306,614 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,306,614 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,614 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

--------------------------------
         * Based on 13,079,218 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of June 19, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,500,000, which is convertible into Shares, at a conversion rate of $1.40 per Share, subject to certain adjustments (the "Note"), (ii) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments, (iii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iv) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (v) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (vi) a warrant (the "March Warrant") to acquire 417,857 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vii) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 1,071,428 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, and (viii) 149,860 Shares. The Note, Warrants and Option contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 45326F207
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |_|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,306,614 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,306,614 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,306,614 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------------------------------
         * Based on 13,079,218 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of June 19, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,500,000, which is convertible into Shares, at a conversion rate of $1.40 per Share, subject to certain adjustments (the "Note"), (ii) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments, (iii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iv) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (v) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (vi) a warrant (the "March Warrant") to acquire 417,857 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vii) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 1,071,428 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, and (viii) 149,860 Shares. The Note, Warrants and Option contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 45326F207
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,306,614 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,306,614 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,306,614 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------------------------------
         * Based on 13,079,218 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of June 19, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,500,000, which is convertible into Shares, at a conversion rate of $1.40 per Share, subject to certain adjustments (the "Note"), (ii) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments, (iii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iv) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (v) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (vi) a warrant (the "March Warrant") to acquire 417,857 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vii) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 1,071,428 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, and (viii) 149,860 Shares. The Note, Warrants and Option contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 45326F207

Item 1(a).  Name of Issuer: Incentra Solutions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1140 Pearl Street
            Boulder, Colorado 80302

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  45326F207

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 1,306,614 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,306,614 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  1,306,614 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
         * Based on 13,079,218 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of June 19, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,500,000, which is convertible into Shares, at a conversion rate of $1.40 per Share, subject to certain adjustments (the "Note"), (ii) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments, (iii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iv) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (v) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (vi) a warrant (the "March Warrant") to acquire 417,857 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vii) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 1,071,428 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, and (viii) 149,860 Shares. The Note, Warrants and Option contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 45326F207

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    June 28, 2007
                                    ----------------
                                    Date



                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 45326F207

APPENDIX A


A. Name:             Laurus Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel



C. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 45326F207

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    June 28, 2007

/s/ David Grin
-----------------------------------------
    David Grin
    June 28, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    June 28, 2007